Exhibit 4.3

EXECUTION VERSION

FOURTH SUPPLEMENTAL INDENTURE

Fourth Supplemental Indenture (this “Supplemental Indenture”), dated as of May 11, 2011, among Brown Shoe Company, Inc., a New York corporation (the “Company”), the Guarantors, as defined in the Indenture referred to below (the “Guarantors”) and U.S. Bank National Association, a national banking association, as successor to SunTrust Bank, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company and the Guarantors party thereto have heretofore executed and delivered to the Trustee an indenture, dated as of April 22, 2005, as supplemented by a First Supplemental Indenture, dated as of October 24, 2007, a Second Supplemental Indenture, dated as of June 18, 2010 and a Third Supplemental Indenture, dated as of February 17, 2011 (as so supplemented, the “Indenture”), providing for the issuance of the Company’s 8.75% Senior Notes due 2012 (the “Notes”);

WHEREAS, pursuant to Section 9.02 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture with the written consents (the “Consents”) from Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer for the Notes) (the “Required Consents”);

WHEREAS, the Company has offered to purchase for cash (the “Offer”) any and all of the Notes upon the terms and subject to all conditions set forth in the Offer to Purchase and Consent Solicitation Statement, dated April 25, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”);

WHEREAS, in connection with the Offer, the Company has solicited consents from Holders to the amendments contained herein (collectively, the “Proposed Amendments”) and the execution of this Supplemental Indenture; and

WHEREAS,  the Company has received Consents to the Proposed Amendments and the execution of this Supplemental Indenture from Holders of $99,218,000, or 66.15%, of the principal amount of the Notes outstanding, calculated in accordance with the Indenture, and accordingly the Company has received the Required Consents.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantors, and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Notes:

1. Capitalized Terms.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Effectiveness of Supplemental Indenture.

(a) This Supplemental Indenture shall become effective as of the date hereof; provided that the amendments to the Indenture shall not become operative until all conditions to the Offer have been satisfied or waived by the Company and the Company has accepted all Notes validly tendered and not validly withdrawn for purchase and payment pursuant to the Offer (the “Amendment Effective Time”).

3. Amendments to Indenture.  The Indenture is hereby amended by:

(a) deleting from Article I of the Indenture, in their entirety, those terms, and the respective meanings assigned thereto, that are referred to solely in the provisions of those Sections and subsections of the Indenture that will be amended by deleting the text of each such Section or subsection, as the case may be, in its entirety, as a result of the execution of this Supplemental Indenture.

(b) Deleting the following sections of the Indenture and all references thereto in the Indenture in their entirety:

Section 4.03                      Reports

Section 4.04                      Compliance Certificate

Section 4.05                      Taxes

Section 4.06                      Stay, Extension and Usury Laws

Section 4.07                      Restricted Payments

Section 4.08                      Dividend and Other Payment Restrictions

Section 4.09                      Incurrence of Indebtedness

Section 4.10                      Asset Sales

Section 4.11                      Transactions with Affiliates

Section 4.12                      Liens

Section 4.13                      Business Activities

Section 4.14                      Offer to Repurchase upon a Change of Control

Section 4.16                      Designation of Restricted and Unrestricted Subsidiaries

Section 4.17                      Payments for Consent

Section 4.18                      Guarantees

Section 4.20                      Limitation on Issuances and Sales of Equity Interests in RestrictedSubsidiaries

Clause (a)(iii) of Section 5.01  Merger, Consolidation or Sale of Assets

Clauses (a)(iii), (a)(iv), (a)(v) and (a)(vi) of Section 6.01   Events of Default

4. Amendments to Notes.  Notes that have been or will be authenticated pursuant to the Indenture shall be affixed to, stamped, imprinted or otherwise legended by the Trustee with a notation as follows:

“Effective as of the Amendment Effective Time (as defined in the Fourth Supplemental Indenture, dated as of May 11, 2011, to this Indenture copies of which are on file with the Trustee), substantially all of the restrictive covenants and certain of the events of default and related provisions have been eliminated from the Indenture.”

5. NEW YORK LAW TO GOVERN.  THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

6. Counterparts.  The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

7.  Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction hereof.

8. Trustee.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

9. Effect.  Except as amended hereby, the Indenture and the Notes are in all respects ratified and confirmed and all their terms shall remain in full force and effect.  From and after the effectiveness of this Supplemental Indenture, any reference to the Indenture shall mean the Indenture as so amended by this Supplemental Indenture.

10. Successors.  All agreements of the Company in this Supplemental Indenture shall bind its successors.  All agreements of the Trustee in this Supplemental Indenture shall bind its successors.  All agreements of each Guarantor in this Supplemental Indenture shall bind such Guarantor's successors, except as otherwise provided in Section 10.04 of the Indenture.

11. Severability.  In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

BROWN SHOE COMPANY, INC.

By:	/s/ Mark E. Hood
Name:	Mark E. Hood
Title:	Senior Vice President and Chief Financial Officer

SIDNEY RICH ASSOCIATES, INC.
BROWN GROUP RETAIL, INC.
BROWN SHOE INTERNATIONAL CORP.
BUSTER BROWN & CO.
BENNETT FOOTWEAR GROUP LLC
SHOES.COM, INC.
AMERICAN SPORTING GOODS CORPORATION
THE BASKETBALL MARKETING COMPANY, INC.

as to each of the foregoing

By:	/s/ Mark E. Hood
Name:	Mark E. Hood
Title:	Senior Vice President and Chief Financial Officer

BROWN SHOE COMPANY OF CANADA LTD

By:	/s/ Mark E. Hood
Name:	Mark E. Hood
Title:	Senior Vice President - Finance

U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE

By:	/s/ Jack Ellerin
Name:	Jack Ellerin
Title:	Vice President